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Filed by Deutsche Telekom AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:    T-Online International

AG Exchange Act File Number 82-5125

This document is a convenience translation of the German language original. In case of discrepancy between the English and German versions, the German version shall prevail.

MERGER AGREEMENT

between

T-Online International AG
having its registered office in Darmstadt

(hereinafter referred to as "TOI AG")

—as the transferring entity—

and

Deutsche Telekom AG
having its registered office in Bonn

(hereinafter referred to as "DTAG")

—as the acquiring entity—

Preamble

        On 8 November 2004, TOI AG and DTAG entered into an Agreement in Principle concerning the combination of both companies. This agreement sets forth certain principles for the procedure intended to result in the merger and the future corporate structure. The Agreement in Principle and its annexes are appended to this Merger Agreement as Annex 1.

        NOW THEREFORE, the parties hereby agree as follows:

§ 1
Transfer of Assets

(1)
TOI AG shall transfer all its assets in their entirety with all rights and obligations pertaining thereto by way of dissolution without winding up to DTAG pursuant to a statutory merger by way of absorption (Verschmelzung durch Aufnahme) under §§ 2 et seq., and 60 et seq. of the German Transformation Act (Umwandlungsgesetz, "UmwG") in exchange for the granting of shares in DTAG to the shareholders of TOI AG (other than DTAG) (merger by way of absorption (Verschmelzung durch Aufnahme), § 2 no. 1 UmwG).

(2)
The merger shall be based upon the balance sheet of TOI AG dated 31 December 2004 which will serve as a closing balance sheet and which was provided with an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

(3)
DTAG's assumption of TOI AG's assets shall enter into effect internally upon the expiry of 31 December 2004. As of 1 January 2005, all acts and transactions of TOI AG shall be deemed to have been undertaken for DTAG's account (such date, the "Merger Effective Date").

(4)
In its annual financial statements, DTAG shall continue to use the values of the transferred assets and liabilities stated in TOI AG's closing balance sheet (continuation of book values).

§ 2
Consideration, Exchange of Shares

(1)
As consideration for the transfer of TOI AG's assets, upon completion of the merger, DTAG shall grant free of charge to those TOI AG shareholders, who are not party to this Agreement, in exchange for every

    25 (twenty-five) registered no par value shares in TOI AG, each share representing a proportionate amount of EUR 1.00 in TOI AG's share capital,

    13 (thirteen) registered no par value shares in DTAG, each share representing a proportionate amount of EUR 2.56 in DTAG's share capital.

  DTAG shall not be granted any shares in exchange for the shares which it held in TOI AG (§ 20 para. 1 no. 3, second half sentence, first alternative UmwG).

(2)
The shares to be granted by DTAG pursuant to paragraph 1 shall bear dividend entitlements as of 1 January 2005.

(3)
Should DTAG grant a shareholder of TOI AG a supplementary cash payment in order to provide compensation for an undervalued merger exchange ratio, DTAG shall treat all remaining shareholders of TOI AG equally by making a supplementary cash payment of an equal amount.

(4)
The effective date of the valuation of TOI AG and DTAG for purposes of calculating the merger exchange ratio is 29 April 2005.

§ 3
Special Rights and Benefits

(1)
Except for the provisions agreed in § 4 relating to the holders of stock options, no rights within the meaning of § 5 para. 1 no. 7 UmwG shall be granted to individual shareholders or holders of special rights. Nor have any special measures within the meaning of this provision been planned for such persons.

(2)
Notwithstanding the provisions in paragraph 3 and §§ 4, 7 and 8 para. 11, special benefits within the meaning of § 5 para. 1 no. 8 UmwG shall not be granted to any Board of Management or Supervisory Board member or to an auditor of the companies involved in the merger or to the joint merger auditor.

(3)
Upon completion of the merger, the offices of the Board of Management members of TOI AG shall expire. The employment contracts of four of the affected Board of Management members (Ms. Altmeyer, Messrs. Beaujean, Becker and Hille: Group I—New Contracts) contain a so-called "tie-in" clause whereby on withdrawal from the Board of Management, the employment relationship expires, on a general basis, in return for payment of compensation. The employment contracts of two further Board of Management members (Messrs. Graßmann and Kindt: Group II—Old Contracts) do not contain any such tie-in clause; with these members, whose present contracts expire in September 2005 and December 2005 respectively, TOI AG has in turn entered into extension contracts which contain a tie-in clause, although in view of the targeted merger, only with a term of three years. The individuals of Group II are intended to have overlapping managerial functions in the Broadband/Fixed Network area (see § 7 para. 3). Otherwise, at the time of conclusion of this Merger Agreement, it is not yet certain which Board of Management members of TOI AG should be offered managerial functions at DTAG in the future.

  Whether the tie-in clause in the Group I contracts can also be triggered in case of the merger, in particular whether the fact that TOI AG's Board of Management will cease to exist as a consequence of the merger can be put on the same level as the "withdrawal" of a member of the Board of Management, may be legally questionable. Therefore, the contracting parties as well as the affected Board of Management members have reached an agreement that the compensation provision will not be triggered to the extent that subsequent to the merger, the affected Board of Management members enter into employment with DTAG and undertake managerial functions there. Alternatively, the tie-in clause would be triggered, meaning the employment relationship would not be transferred to DTAG and the withdrawing Board of Management members will receive the compensation provided for by contract.

  The individuals of Group II are already intended to have overlapping managerial functions in the Broadband/Fixed Network area. Therefore, with these individuals an agreement was reached that the tie-in clause will not be triggered in case of the merger. For these individuals, the entire contractual position existing at the time of the merger (the individual old contract which may still be in effect as well as the extension contract) will thus be transferred in its entirety to DTAG. It has furthermore been agreed that their contractual relationship will automatically end unless, within a month after completion of the merger, they are offered an equivalent role in the Departmental Board SBA BBFN or if they are again deprived of such a role later; any other legal consequences in this case shall be based on the tie-in clause in the extension contract.

§ 4
Grant of Equivalent Rights
for the Holders of Stock Options

(1)
Pursuant to the authorizing resolution passed at the shareholders' meeting held on 30 May 2001, TOI AG granted rights to subscribe for TOI AG shares in accordance with the 2001 stock option plan having tranches in 2001 and 2002 ("Stock Options"). Upon completion of the merger, DTAG shall grant the holders of the stock options equivalent rights pursuant to § 23 UmwG. In accordance with the merger exchange ratio set out in § 2 para. 1 of this Merger Agreement, each option right will entitle the holder to subscribe for 0.52 registered no par value shares in DTAG (each share representing a proportionate amount of EUR 2.56 in DTAG's share capital), instead of a registered no par value share in TOI AG (each such share representing a proportionate amount of EUR 1.00 in TOI AG's share capital). Otherwise the terms and conditions of the 2001 stock option plan, 2001 tranche, or 2002 tranche, which are appended to this Agreement as Annexes 2, 3, 4 and 5 shall apply mutatis mutandis, provided that:

  a.
  in each case, DTAG will replace TOI AG and 0.52 no par value shares of DTAG will replace 1 no par value share of TOI AG; and

  b.
  the exercise price pursuant to § 2 or § 3 of the respective option terms and conditions of EUR 10.35 for the 2001 tranche or EUR 10.26 for the 2002 tranche for 0.52 DTAG shares in each case will be reduced by the amount of any supplementary cash payment made pursuant to § 2 of this Merger Agreement.

  Should there be no option rights for full DTAG shares based on the merger exchange ratio, then DTAG shall exercise its right pursuant to § 3 of the respective option terms and conditions for the 2001 and 2002 tranches and shall pay the fractional amounts in cash.

  The shares which are issued when the options are exercised may derive from DTAG's treasury stock. DTAG reserves the right to settle the option rights in cash in accordance with the option terms and conditions.

(2)
Pursuant to the authorizing resolution passed at the shareholders' meeting held on 17 March 2000, TOI AG granted rights to subscribe for TOI AG shares in accordance with the stock option plan with a tranche in 2000 ("2000 Stock Options"). Upon completion of the merger, DTAG shall grant the holders of the 2000 Stock Options equivalent rights pursuant to § 23 UmwG. In accordance with the merger exchange ratio set out in § 2 para. 1 of this Merger Agreement, each option right shall entitle the holder to subscribe for 0.52 registered no par value shares in DTAG (each share representing a proportionate amount of EUR 2.56 in DTAG's share capital), instead of a registered no par value share in TOI AG (such share representing a proportionate amount of EUR 1.00 in TOI AG's share capital). Otherwise, the terms and conditions of the stock option plan (2000 tranche), which are appended to this Agreement as Annexes 6 and 7, shall apply mutatis mutandis, provided that:

a.
in each case, DTAG will replace TOI AG and 0.52 no par value shares of DTAG will replace 1 no par value share of TOI AG;

b.
the exercise price pursuant to § 2 of the option terms and conditions of EUR 37.65 for 0.52 DTAG shares in each case will be reduced by the amount of any supplementary cash payment made pursuant to § 2 of this Merger Agreement;

c.
the right pursuant to § 1 para. 2 sentence 1 of the option terms and conditions will not be exercised; and

d.
upon completion of the merger, the performance targets set forth in § 6 of the option terms and conditions will be adjusted in accordance with § 17 para. 2, last alternative of the option terms and conditions, such that DTAG will waive the requirement of the performance targets under § 6 of the option terms and conditions to be met given the short remaining term of the stock options (due to expire on 6 July 2005) and the high exercise price compared to the share price (Xetra closing price) on 7 March 2005, the day before the Merger Agreement was concluded.

  Should there be no option rights for full DTAG shares based on the merger exchange ratio, then DTAG shall exercise its right pursuant to § 1 para. 2 sentence 2 in conjunction with § 4 of the option terms and conditions and shall pay the fractional amounts in cash.

  The shares which are issued when options are exercised may derive from DTAG's treasury stock. DTAG reserves the right to settle the option rights in cash in accordance with the option terms and conditions.

§ 5
Capital Increase

        In order to implement the merger, DTAG shall increase its share capital by up to EUR 200,704,000 by issuing from its authorized capital up to 78,400,000 new registered no par value shares with dividend entitlements as of 1 January 2005.

§ 6
Trustee

        TOI AG appoints WestLB AG, Düsseldorf and Münster, to serve as trustee for the receipt of the DTAG shares to be granted. DTAG shall transfer the shares to be granted pursuant to § 2 para. 1 to the trustee prior to registration of the merger in the commercial register of TOI AG and shall instruct the trustee to pass on the shares to the shareholders of TOI AG following registration of the merger in the commercial register of DTAG simultaneously (Zug um Zug) against surrender of their TOI AG shares.

§ 7
TOI Corporate Structure

(1)
The entire business, which will be transferred from TOI AG to DTAG by way of merger, will continue to be a separate organizational unit (hereinafter "TOI") with its own segment board and profit and loss responsibility, and will be an essential part of the new "Broadband/Fixed Network" strategic business area ("SBA BBFN") of DTAG. This arrangement will accelerate the development of the fixed network and broadband markets in Germany and help launch an integrated broadband strategy combining "network access, communication and entertainment services" for the mass market (the so-called "Triple-Play"). TOI's role is expected to encompass in particular the development and marketing (market and deliver) of all IP (Internet Protocol) products in the strategic business area, in particular the Triple-Play package such as T-Home currently projected for Germany as an advancement of the "T-Online Vision on TV". This strategy should thereby facilitate an optimal and sustained utilization of customer relationships in the interests of DTAG and TOI.

(2)
DTAG is the parent company of a group which is active in the entire field of telecommunications, information technology, multimedia, information and entertainment as well as security services. In accordance with a strategic realignment, the DTAG group shall be managed with the following three business areas:

a.
Mobile Communications

b.
Broadband/Fixed Network

c.
Business Customers

(3)
The Broadband/Fixed Network strategic business area will be managed by a "Departmental Board SBA BBFN". The Departmental Board will have the following areas of responsibility:

a.
Chairman of the Departmental Board (CEO) with responsibility for, inter alia, the company strategy, regulatory matters, corporate communications/public relations, internal control

b.
member of the Departmental Board responsible for finance (CFO) with responsibility for, inter alia, finance, controlling, purchasing and legal

c.
member of the Departmental Board responsible for human resources (CHRO) with responsibility for, inter alia, personnel and organization

d.
member of the Departmental Board responsible for marketing (CMO) with responsibility for, inter alia, the product segment voice/PSTN, the product segment broadband/IP, pricing, terminal equipment, value-added services, customer relationship management (CRM), marketing communications and innovation

e.
member of the Departmental Board responsible for sales (CSO) with responsibility for, inter alia, consumer sales, VSE sales and indirect sales

f.
member of the Departmental Board responsible for IT (CIO) with responsibility for, inter alia, information technology and numbering management

g.
member of the Departmental Board responsible for quality and processes, with responsibility for, inter alia, the overall quality management and processes

h.
Departmental Board member responsible for international affairs, with responsibility for, inter alia, the management of the international shareholdings including business development, controlling of shareholdings and M&A

i.
member of the Departmental Board responsible for net infrastructure (CTO) with responsibility for, inter alia, production/infrastructure

  On the Departmental Board SBA BBFN, TOI will represent the three following areas of responsibility: CMO, quality and processes as well as international affairs. These three members of the Departmental Board SBA BBFN will simultaneously be members of the segment board (consisting of six members) of the organizational unit TOI.

  TOI with its current structure will form the nucleus for the marketing area of responsibility on the Departmental Board SBA BBFN. Under this area of responsibility, a customer-oriented organization with respective customer responsibility (including with respect to the financial result) will be implemented and the product worlds PSTN (classic telephony) and IP (Internet) will be put under joint Departmental Board responsibility in order to be able to realize the envisaged growth synergies.

  The member of the Departmental Board responsible for marketing will also be responsible for the retail business and will define the entire product portfolio vis-à-vis end customers and will thus be jointly responsible for PSTN and IP services and will also manage the coordination of the T-Com and T-Online brands as well as all other brands of the SBA BBFN. This will also apply with respect to cross-unit marketing of the product portfolios and the strategic CRM approach which extends across the business area.

  TOI will continue to exist as an organizational unit with its own segment board and profit and loss responsibility within this area of responsibility of the Departmental Board and will be responsible for all IP products of the SBA BBFN vis-à-vis the market (contentwise) and internally (results). This means that TOI will develop and market to the end customer ("market & deliver") the IP products of the SBA BBFN and will additionally perform the management and coordination of the entire ISP business within the SBA BBFN of the Deutsche Telekom Group.

  The "T-Online" brand will continue to be used as an independent product brand for all IP-based services of DTAG in the mass market. All brands of TOI AG will continue to exist, also as part of the trademark structure of the Broadband/Fixed Network strategic business area and will continue to be managed by TOI under TOI's responsibility. TOI will also operationally manage the marketing and products of the IP-based domestic and foreign subsidiaries of the SBA BBFN.

  The business responsibility (profit and loss, budget, costs) and the disciplinary control and technical management will remain with the segment board of the business unit T-Online. The segment board of TOI will coordinate cross-unit issues which effect the SBA BBFN with the Departmental Board SBA BBFN.

(4)
The employees and the segment board of TOI will continue to play an essential role in the development of the broadband business of DTAG. They will have special responsibility for the introduction of an integrated broadband strategy. The corporate identity formed by TOI AG will be maintained in the new Broadband/Fixed Network strategic business area and will be promoted by the management of TOI.

(5)
TOI has its main business sites (Betriebsstätten) in Darmstadt (headquarters) and in Kiel, Oldenburg and Ulm (sites). These business sites shall be maintained irrespective of the merger. The organizational integration of the Call Center sites within TOI will be affected in accordance with § 8 para. 2. DTAG and TOI shall generally seek to ensure that the merger has no impact on employment cost structures within the two parties; they will agree on the measures necessary and appropriate to achieve this aim. The affiliated companies set out in Annex 8 shall also retain their current registered offices after the merger.

(6)
The international development of TOI shall be continued successfully in a predominantly organic manner, to the extent possible by way of a Triple-Play approach.

(7)
The management and development of the "Broadband/Fixed Network" business area created by way of the merger will be performed under the purview of the overall entrepreneurial responsibility of the corporate bodies of DTAG. It is the common objective of DTAG and TOI AG to forcefully develop the growth segment of "Broadband/Fixed Network". DTAG and TOI intend to jointly exploit the growth opportunities connected therewith.

(8)
It is not planned to break/split up TOI as an organizational unit within the acquiring entity and in no event will this be subject to discussion prior to 31 December 2007.

§ 8
Consequences of the Merger for Employees
and their Representatives

(1)
Upon completion of the merger by registration in the commercial register, all employment contracts to which TOI AG is a party will automatically pass (together with all rights and duties thereunder) to DTAG pursuant to § 324 UmwG in conjunction with § 613a para. 1 of the German Civil Code (Bürgerliches Gesetzbuch, "BGB"). The contracts shall not automatically pass if the employee objects to such transfer of his or her employment contract. The transfer of the employment contracts will not have retroactive effect from the Merger Effective Date.

  DTAG does not intend to worsen the terms and conditions of the transferred employment contracts on occasion of the merger. For the employees, whose employment contracts are transferred to DTAG, the periods of employment which have been accrued during their employment at, and were recognized by, TOI AG shall be credited as periods of employment with DTAG. DTAG shall assume not only the rights and duties expressly stipulated in the employment contracts, but also the duties arising from standard business practice (betriebliche Übung) and general approvals (Gesamtzusagen).

  DTAG shall not, on occasion of the merger, act within the organization of the transferred operating sites in an effort to change the hierarchical structure, reassess the functions and management levels and—as a consequence thereof—interfere with the participation in the supplementary benefits system (Nebenleistungssystem) previously in place at TOI AG which was linked to the performance of certain functions or to certain management levels.

  The merger shall generally not affect the employment contracts and civil servant relationships existing at DTAG, provided that:

  TOI AG employs civil servants and employees of DTAG, whose civil servant relationships or employment have been suspended. TOI AG has entered into employment contracts with these suspended employees and/or civil servants, and these contracts contain a condition subsequent to cover the event that DTAG terminates the suspension. DTAG intends to terminate the suspension of these civil servant relationships and employment as a result of the merger because the underlying purpose of the suspension would no longer exist. DTAG agrees to offer these civil servants the option to continue the employment contracts entered into with TOI AG, without any change to the terms and conditions on the basis of a so-called "lock-in suspension" (In- sich-Beurlaubung; a civil servant's unpaid suspension under a formal employment contract with continued vested pension claims), whereby the period of suspension for each individual shall be based on that person's residual period of suspension at TOI AG as of the date of registration of the merger in the commercial register. An additional lock-in suspension shall be granted in accordance with DTAG's generally applicable policies concerning lock-in suspensions. DTAG agrees to continue employing these employees in a position in accordance with the terms and conditions of employment agreed with TOI AG and to guarantee any other established rights under the previously suspended employment contract with DTAG as a special, individually established legal arrangement. DTAG shall not provide this individual guarantee, if TOI AG executes a collective bargaining agreement (Tarifvertrag) containing a provision addressing these matters. The guarantee shall be removed, if a collective bargaining agreement applies to the transferred employment contracts and such agreement contains provisions addressing the aforementioned matters.

  Pursuant to § 324 UmwG in conjunction with § 613a BGB, the employment contracts may not be terminated because of the merger. DTAG does not intend to dismiss employees for operational reasons (betriebsbedingte Kündigungen) on occasion of the merger.

(2)
No changes in business operations (Betriebsänderungen) are planned as a result of the merger. TOI AG maintains business sites (Betriebsstätten) in Darmstadt, Ulm, Kiel and Oldenburg. Separate works councils (Betriebsräte) have been established at the Kiel and Oldenburg operations. The business sites in Darmstadt and Ulm have, in the past, been deemed an integrated operating site (einheitlicher Betrieb) within the meaning of the law on works constitutions, and for this reason the employees at these two business sites have jointly elected a single works council. The merger shall not change these three employee representative bodies. The same applies to any other representative bodies at operating sites and to the representative bodies for the severely disabled.

  The merger shall not affect the organization of the operating sites or the offices of the works council members at the DTAG operating sites.

  TOI AG has important business sites in Darmstadt (headquarters) as well as in Kiel, Oldenburg and Ulm. These business sites shall be maintained independent of the merger. TOI AG and DTAG had agreed in the Agreement in Principle that they would jointly decide about the organizational integration of the Kiel and Oldenburg customer sites. Following the conclusion of a collective bargaining agreement with the service labor union ver.di on 18 February 2005, DTAG and TOI AG decided to leave the customer sites in TOI. Thus, on the merger, all business sites become part of the TOI organizational unit within DTAG. The collective bargaining agreement between DTAG, TOI and the service labor union ver.di concluded on 18 February 2005 contains a contractual commitment for the continuance of TOI AG's present business sites in Darmstadt, Kiel, Oldenburg and Ulm. This commitment of continuance within the DTAG legal entity applies until the conclusion of the collective bargaining negotiations which DTAG and the service labor union ver.di have entered into regarding a collective bargaining agreement for the TOI AG employees to be transferred to DTAG.

(3)
The offices of the members of the Economic Committee (Wirtschaftsausschuss) at TOI AG and the members of the Central Works Council (Gesamtbetriebsrat) shall expire on the date of registration of the merger in DTAG's commercial register. The same shall apply to other representative bodies at the company level, including the Executive Staff Representation Committee (Unternehmenssprecherausschuss), Central Executive Staff Representation Committee (Gesamtsprecherausschuss) or the Office of the Chief Representative for the Disabled (Gesamtschwerbehindertenvertretung).

  Upon completion of the merger, the Central Works Council and other representative bodies of DTAG at the company level shall include the employees transferred by TOI AG. The constitution and formation of DTAG's Central Works Council is governed by the collective bargaining agreement dated 1 June 2002. Under § 10 para. 5 of this collective bargaining agreement, DTAG shall begin negotiations with the labor union ver.di, with the goal of obtaining reasonable representation of the transferred employees by the works councils of the transferred TOI AG operating sites. Should no agreement be reached as a result of the negotiations, then the rule under § 47 para. 2 of the German Works Constitution Act (Betriebsverfassungsgesetz) shall apply with respect to the works councils of the transferred operating sites. In this case, the works councils of the transferred operating sites shall delegate one or two of their members to DTAG's Central Works Council.

(4)
The offices of the Executive Staff Representation Committee members at TOI AG shall expire on the date of registration of the merger in DTAG's commercial register. As of that date, the decision-making authority of DTAG's Executive Staff Representation Committee shall be extended to cover the managing employees transferred by TOI AG.

(5)
The offices of the DTAG Group Works Council (Konzernbetriebsrat) members delegated by employee representatives of TOI AG, shall expire on the date of registration of the merger in DTAG's commercial register. The Group's works agreement (Konzernbetriebsvereinbarung) dated 9

  May 2003 governs the establishment and constitution of the DTAG Group Works Council. In accordance with § 9 para. 5 of this Group works agreement, DTAG shall negotiate with the Group Works Council about any adjustment with the goal of seeking a mutual contractual arrangement.

  The offices of the members delegated by the TOI AG employee representatives to the group employee representative bodies shall expire on the date of registration of merger in DTAG's commercial register; this rule shall apply in particular to the members of the Central Executive Staff Representation Committee and the Office of the Group Representative for the Disabled (Konzernschwerbehindertenvertretung), who are delegated from TOI AG.

(6)
Pursuant to the agreement dated 21 April 2004, a European Works Council was established in the DTAG Group. Until now, the "TOI Division" has delegated one representative from Germany and one representative from France to this body (annex to the agreement dated 21 April 2004.) It is not clear whether TOI will constitute a "division" within the meaning of these provisions after the merger. § 19 para. 5 of the agreement dated 21 April 2004 provides that in the event that the two parties to the agreement dated 21 April 2004 have different opinions about the meaning and application of this agreement, the Central Management and the Steering Committee (Präsidium) of the European Works Council shall endeavor to reach an agreement within a reasonable period of time. Until the discussions regarding this arrangement have been completed, the representatives delegated by the "TOI Division" shall remain on the European Works Council.

(7)
Upon dissolution of TOI AG, its Supervisory Board shall cease to exist. The offices of the employee representatives on TOI AG's Supervisory Board shall thereupon expire.

  The Supervisory Board, which has been formed at DTAG in accordance with the provisions of the German Co-determination Act (Mitbestimmungsgesetz), shall remain unaffected. The employee representatives on this Supervisory Board shall not lose their positions as a result of the merger.

(8)
The works agreements and the central works agreements of TOI AG shall continue to apply at the transferred operating sites, unless they are superseded by DTAG's central works agreements on the same subject matter pursuant to § 613a para. 1 sentence 3 BGB. The group works agreements which previously applied at TOI AG shall continue to apply from a collective point of view, unless they are superseded by other collective agreements having the same subject matter pursuant to § 613a para. 1 sentence 3 BGB. Upon completion of the merger, the group works agreements which previously applied at DTAG shall be extended to cover the transferred employment contracts, unless limitations on applicability or scope under these agreements provide otherwise.

  The merger shall not affect the application of any works agreements, central works agreements or group works agreements at DTAG's operating sites.

(9)
DTAG and TOI AG have agreed with ver.di, the labor union responsible for collective bargaining, on collective bargaining provisions in respect of the merger. Accordingly, on completion of the merger, DTAG's collective bargaining agreement shall not extend to cover the transferred employment contracts since these will be excluded from the scope of the agreement by no later than 30 September 2006 (so-called scope exception (Bereichsausnahme)). In this connection, until a collective bargaining agreement is concluded, DTAG, TOI AG and the labor union ver.di have settled the terms and conditions of the transferred employment contracts in a collective transitional arrangement which—with a few exceptions, in particular an increase in pay rates as of 1 January 2005—will apply from completion of the merger for the duration of the scope exception. These collective bargaining negotiations are led by DTAG, TOI AG and ver.di with the objective of establishing uniform terms and conditions, having special regard to the special features of TOI as well as special provisions for the Call Centers in consideration of general conditions of this branch. This collective transitional arrangement and the collective bargaining agreement to be negotiated in the future shall directly and mandatorily apply to the employment contracts of those employees organized in the trade union, which is a party to the collective bargaining agreement.

  Employment contracts of non-union employees contain clauses which make reference to collective bargaining agreements having the effect of equalizing non-union or otherwise organized employees with union members, to the extent that a collective bargaining agreement comes into existence for TOI AG. This results in the collective transitional arrangement and the collective bargaining agreement to be negotiated in the future applying to these employment contracts transferred from TOI AG to DTAG as well.

(10)
The company pension plan for TOI AG employees has been agreed in part through employment contract references to the group works agreements and company collective bargaining agreements, and otherwise on the basis of the corresponding standard business practices. The obligation to grant a company pension, which has been agreed in an employment contract or implied through standard business practice, shall pass from TOI AG to DTAG (see also § 8 para. 1). Group works agreements and TOI AG company collective bargaining agreements concerning company pensions will require DTAG to leave terms and conditions unchanged upon completion of the merger (see also § 8 para. 8 and 9).

  The rules regarding company pensions in place at TOI AG are very similar in content to those at DTAG. In order to simplify the administration of these rules, DTAG shall, following the merger, eliminate the TOI AG pension rules—to the extent they continue to apply separately after the merger—whilst retaining any established rights (erreichte Besitzstände)—and do so in accordance with the provisions regarding a change of the employer applicable in the Telekom Group and shall carry over such rules into the DTAG pension plan rules.

(11)
Following the merger, the obligations of TOI AG arising from the 2000 and 2001 stock option plans (2001 and 2002 tranches) shall automatically pass to DTAG pursuant to universal succession under § 20 UmwG. Pursuant to § 23 UmwG, DTAG is obliged to grant the holders of stock options equivalent rights. For this purpose, the holders of stock options on shares of TOI AG will be granted stock options on shares of DTAG in accordance with § 4 of this Agreement. Upon exercise of the options, DTAG may elect to pay a cash settlement amount instead of granting shares as provided for in the stock option plans.

  The so-called "Mid-Term Incentive Plan" (hereinafter referred to as "MTIP") for 2004 and 2005 provides that plan participants shall, by means of a special letter (award certificate), be promised a certain monetary sum that is to be paid out at the end of the plan depending on whether two stock-related performance targets have been met. The commitment established through the award will not lose its validity as a result of the merger. The terms and conditions of the MTIP 2005 include a provision concerning an adjustment of the performance targets in the event the merger becomes effective. According to this provision, upon completion of the merger, the MTIP 2005 of TOI AG will be modified such that its terms and conditions will match DTAG's MTIP 2005, if the fair value of DTAG's MTIP 2005 equals at least the fair value of TOI AG's MTIP 2005 at the time of completion of the merger. The fair value will be calculated according to the principles which were applied in preparing the closing balance sheet of TOI AG under § 17 para. 2 UmwG. If the fair value of DTAG's MTIP 2005 fails to meet this threshold, then the MTIP of TOI AG shall be modified in the following manner: the first absolute performance target (increase in the TOI AG share value by 30%) shall be converted such that the proportionate stock market price of the DTAG share as established in accordance with the merger exchange ratio will replace the stock market price of the TOI AG share at the end of the plan. The second relative performance target (outperformance of the TecDAX) shall be deemed to have been met upon completion of the merger, if the stock performance calculated thereby was proportionately better than the DJ EuroStoxx performance during the plan period. If the merger becomes effective after 30 June 2006, then the TecDAX shall replace the DJ EuroStoxx. After the merger, the monetary award payments under the MTIP 2004 can no longer track the stock price performance of the TOI AG shares and the performance of the TecDAX. By way of supplementary contractual interpretation (ergänzende Vertragsauslegung) and in accordance with the interests of the plan participants (as a group) and the merger exchange ratio (§ 23 UmwG), the performance targets shall be adjusted such that the so-called fair value is not reduced. DTAG shall make the adjustment in accordance with the conversion prescribed for the MTIP 2005, whereby the 30 June 2005 effective date shall replace the 30 June 2006 effective date.

  The aforementioned will apply mutatis mutandis to the extent that employees employed in companies dependent on TOI AG participate in the stock option plans or the MTIP.

§ 9
Costs

The parties shall bear in equal part the costs resulting from notarization of this Agreement. The same shall apply to costs for execution and implementation of this Agreement jointly generated by the parties. Otherwise each contracting party shall bear its own costs. These provisions shall also apply should the merger not enter into effect as a result of rescission by one of the contracting parties or for any other reason.

§ 10
Change of Merger Effective Date

(1)
Should the merger not have been registered in DTAG's commercial register on or before the expiry of 31 January 2006, then 1 January 2006 will become the Merger Effective Date in derogation to § 1 para. 3. In derogation to § 1 para. 2, the merger shall in this event be based upon the balance sheet of TOI AG dated 31 December 2005, serving as a closing balance sheet, which shall be provided with an unqualified audit opinion by the auditor elected at TOI AG's shareholders' meeting. In the event of a further delay in registering the merger beyond 31 January of a subsequent year, the Merger Effective Date and the closing balance sheet date shall be postponed by one year in accordance with the foregoing provision.

(2)
Should the merger not have been registered in DTAG's commercial register on or before the expiry of 31 January 2006, then the merger shall be registered in DTAG's commercial register only after both TOI AG's and DTAG's shareholders' meetings (at which the shareholders, in each case, will resolve upon appropriation of any balance sheet profits for the financial year 2005) were held in 2006. The Boards of Management of DTAG and TOI AG shall ensure that such registrations are made, if necessary, by filing corresponding addenda to the respective applications with their commercial registers. The foregoing provisions shall also apply mutatis mutandis should the merger not have been registered in DTAG's commercial register on or before the expiry of 31 January of a subsequent year.

(3)
Should the merger be registered in DTAG's commercial register only after the shareholders' meeting of TOI AG in 2006, at which, the shareholders resolve upon the appropriation of any balance sheet profits earned in the financial year 2005, then the new DTAG shares issued in order to implement the merger shall, in derogation to § 2 para. 2 and § 5, bear dividend entitlements as of 1 January 2006, at the earliest. In the event the merger registration is further delayed beyond TOI AG's shareholders' meeting in a subsequent year, the beginning of the dividend entitlements shall, in each case, be postponed by one year pursuant to the foregoing provision.

§ 11
Governing Body Provisos, Right of Rescission

(1)
This Agreement shall enter into effect, if the shareholders of TOI AG and—unless not required pursuant to § 62 UmwG—the shareholders of DTAG respectively approve thereof with a seventy-five percent (75%) majority of the share capital participating in the vote on the resolution.

(2)
Each contracting party may rescind this Agreement if the merger has not entered into effect upon the expiry of 31 December 2007.

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Preamble
§ 1 Transfer of Assets
§ 2 Consideration, Exchange of Shares
§ 3 Special Rights and Benefits
§ 4 Grant of Equivalent Rights for the Holders of Stock Options
§ 5 Capital Increase
§ 6 Trustee
§ 7 TOI Corporate Structure
§ 8 Consequences of the Merger for Employees and their Representatives
§ 9 Costs
§ 10 Change of Merger Effective Date
§ 11 Governing Body Provisos, Right of Rescission